Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:  Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of DWS Income Trust (the “Trust”) (Reg. Nos. 002-91577, 811-04049)

Dear Ms. Gordon,

This letter is being submitted on behalf of the series of the Trust (each a “Fund” and collectively, the “Funds”) in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on January 17, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on December 3, 2013.

The Staff’s comments are restated below followed by the Funds’ responses.

DWS Core Fixed Income Fund

1.	Comment: Does the Fund have a maturity or duration strategy?

Response:  As stated in the summary section of the Fund’s prospectus, the Fund may invest in securities of varying maturities.  In the Fund Details section, under “Main investments,” the dollar-weighted average maturity of the Fund’s portfolio holdings is provided as of December 31, 2013.  The prospectus does note, however, that the average portfolio maturity will vary.  Additional disclosure regarding duration strategy has been added to the prospectus.

2.    Comment: Please revise the “Management process” section to describe more clearly how portfolio management determines what securities to purchase and when portfolio securities may be sold.

Response: The “Management process” section has been revised.

DWS Global Inflation Fund

1.	Comment: The Fund’s investment objective is to provide “maximum inflation-adjusted return.” What is meant by “maximum”?

Response: The term has been a part of the Fund’s investment objective since the initial launch of the Fund.  “Maximum” is intended to include its normal and customary usage.

2.
 Comment:  The “Principal Investment Strategy” section of the prospectus includes a description of an “Interest rate strategy” that may be utilized by the Fund.  Please consider revisions to the disclosure regarding the rules-based methodology.

Response:  The disclosure has been revised to reflect portfolio management’s use of the interest rate strategy.

DWS GNMA Fund

1.	Comment: Does the Fund have a maturity or duration strategy?

Response:  The Fund does not have a maturity or duration strategy.  Portfolio management adjusts for both maturity and duration in response to market conditions.  As stated in the “Fund Details” section of the Fund’s prospectus, the Fund may invest in securities of varying maturities.  In the Fund Details section, under “Main investments,” the dollar-weighted average maturity of the Fund’s portfolio holdings is provided as of December 31, 2013.  The prospectus does note, however, that the average portfolio maturity will vary.

DWS High Income Fund

1.	Comment: The Staff noted that the Fund’s investment objective is lengthy.

Response:  The Fund believes that its primary and secondary investment objectives are appropriate.

2.
Comment:  The “Management process” section of the Fund’s prospectus indicates that portfolio management may include on-site visits as a method of evaluating potential investments.  Please consider whether such on-site visits are conducted frequently enough to warrant inclusion in the discussion of management process.

Response:  While portfolio management may use on-site visits as part of the management process, on-site visits are not a principal part of the management process and we have deleted the relevant disclosure.

DWS Global High Income Fund

1.
Comment:  The “Main investments” section includes the following phrase: “The fund may invest up to 15% of total assets to buy or sell protection on credit exposure.”  Please explain what is meant by this language.

Response:  The noted language references the Fund’s use of credit default swaps (which use is described in more detail under the heading “Derivatives” in the “Main investments” section).  We have clarified the language.

2.
Comment:  The “Main investments” section references the dollar-weighted average portfolio maturity of the fund.  Please describe this term in plain English and discuss what this means in the context of the fund’s management process.

Response:  A definition of the term has been added to the “Main investments” section.  Portfolio maturity is one of many factors that influence portfolio management’s investment process but is not a principal factor.

3.	Comment: The “Main investments” section indicates that the Fund may invest in securities in default. Please add risk disclosure regarding such investments.

Response:  Additional risk disclosure regarding such investments has been added to the prospectus.

DWS Short Duration Fund

1.	Comment: The Fund’s investment objective includes reference to maintaining a high degree of stability of shareholders’ capital. Please describe what is meant by “stability” in this context.

Response:  The term “stability” is intended to include its normal and customary usage.

2.	Comment: The Fund’s prospectus indicates that the fund seeks to maintain an average portfolio duration of no longer than three years. Please define the term “duration.”

Response:  Appropriate disclosure has been added to the Fund’s prospectus.

3.
Comment:  The Fund’s prospectus indicates that among the investments that the Fund may make are asset-backed securities, mortgage-backed securities and floating rate securities.  Consider adding risk disclosure regarding such investments.

Response:  As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus.  In addition, further discussion of the risks associated with each of these types of investments appears under the headings “Asset-backed Securities,” “Mortgage-backed Securities,” and “Variable and Floating Rate Instruments,” respectively, in Part II of the Fund’s Statement of Additional Information.

DWS Strategic Government Securities Fund

1.
Comment: The “Principal Investment Strategy” section of the prospectus includes a description of an “Interest rate strategy” that may be utilized by the Fund.  Please consider revisions to the disclosure regarding the rules-based methodology.

Response:  The disclosure has been revised to reflect portfolio management’s use of the interest rate strategy.

2.	Comment: The Fund’s prospectus indicates that among the investments that the Fund may make are mortgage-backed securities. Consider adding risk disclosure regarding such investments.

Response:  As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus.  In addition, further discussion of the risks associated with these types of investments appears under the heading “Mortgage-backed Securities” in Part II of the Fund’s Statement of Additional Information.

DWS Ultra-Short Duration Fund

1.
Comment:  The Fund’s prospectus indicates that among the investments that the Fund may make are asset-backed securities, mortgage-backed securities and floating rate securities.  Consider adding risk disclosure regarding such investments.

Response:  As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus.  In addition, further discussion of the risks associated with each of these types of investments appears under the headings “Asset-backed Securities,” “Mortgage-backed Securities,” and “Variable and Floating Rate Instruments,” respectively, in Part II of the Fund’s Statement of Additional Information.

2.
Comment:  The “Management process” section indicates that portfolio management focuses on sector allocations.  What are the sectors that portfolio management uses?  Consider whether a focus risk disclosure element should be added.

Response:  The noted language was not intended to denote industry sectors.  The description of the Fund’s management process has been revised to clarify the process.

DWS Unconstrained Income Fund

1.	Comment: The Fund’s expense table includes a line for “Acquired funds fees and expenses.” Please include disclosure regarding duplication of expenses.

Response:  Appropriate disclosure has been added under “Management Fee” in the Fund Details section of the prospectus.

2.
Comment:  The Fund’s prospectus indicates that among the investments that the Fund may make are asset-backed securities, mortgage-backed securities and floating rate securities.  Consider adding risk disclosure regarding such investments.

Response:  As debt securities, these types of securities are subject to “Interest rate risk,” “Credit risk,” “Prepayment and extension risk” and other risks described in the “Main Risks” section of the prospectus.  In addition, further discussion of the risks associated with each of these types of investments appears under the headings “Asset-backed Securities,” “Mortgage-backed Securities,” and “Variable and Floating Rate Instruments,” respectively, in Part II of the Fund’s Statement of Additional Information.

Comments Applicable to Multiple Funds

1.
Comment: For any Fund with a 65% investment policy or an 80% investment policy, please include disclosure indicating that the term “assets” means “net assets, plus the amount of any borrowings for investment purposes,” as set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Trust has added clarifying disclosure to the statutory prospectus for DWS Ultra-Short Duration Fund stating that the term “assets” for purposes of the Fund’s 80% investment policy includes the Fund’s “net assets, plus the amount of any borrowings for investment purposes” as defined in Rule 35d-1 under the 1940 Act. The 65% investment policies for DWS Global High Income Fund and DWS Short Duration Fund are not policies adopted in accordance with Rule 35d-1 and, as such, the reference to “total assets” in each Fund’s 65% investment policy has not been revised.

2.
Comment:  When financial terms are used in the disclosure contained in the “Principal Investment Strategy” section of each Fund’s prospectus, please consider providing a definition of such financial terms.

Response:  After review and consideration, the Trust believes that the disclosure contained in the “Principal Investment Strategy” section of each Fund’s prospectus is appropriate in light of the circumstances.

3.
Comment:  For each Fund that includes disclosure regarding the use of derivatives, consider whether the paragraph which references the Fund’s use of “various types of derivatives” is responsive to the July 30, 2010 letter to the Investment Company Institute from the Associate Director in the Office of Legal and Disclosure.

Response:  After review and consideration, the Trust believes that each Fund’s disclosure regarding the use of derivatives is appropriate in light of each Fund’s circumstances.

4.	Comment: To the extent that a Fund trades actively, please disclose active trading as a principal investment strategy and describe the related risks.

Response:  Disclosure of active trading and the attendant risks thereto has been added to the “Principal Investment Strategy” section in the Summary and Fund Details sections of the prospectuses of the following Funds (each of which had a portfolio turnover rate in excess of 100% during its previous fiscal year and a high portfolio rate anticipated for the current fiscal year): DWS Core Fixed Income Fund, DWS Global Inflation Fund, DWS GNMA Fund, DWS Strategic Government Securities Fund and DWS Unconstrained Income Fund.

5.	Comment: For any Fund that has a “Credit risk” element that includes language regarding risks specific to junk bonds, please consider creating a separate risk element for junk bond risk.

Response:   As a separate paragraph within the Funds’ “Credit Risk” sections, we believe that junk bond risk is clearly delineated and receives adequate prominence.  We also note that further discussion of the risks associated with junk bonds appears in the “High Yield Fixed Income Securities – Junk Bonds” section in Part II of the Funds’ Statement of Additional Information.

6.
Comment:  In disclosure regarding portfolio managers of the Funds, the phrase “joined the fund” is used.  Please consider revising the language to clarify that the portfolio manager has joined the fund as a portfolio manager (and not in some other capacity) in the relevant year.

Response:  The relevant disclosure has been revised to clarify that the year provided represents when the applicable portfolio manager “began managing” the Fund.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum
Vice President & Counsel

cc.  John Marten, Vedder Price P.C.